Press Release

Liquid Media Announces Reverse Stock Split of

Common Shares

Common Shares Will Begin Trading on a Post-Split Adjusted Basis on
August 7, 2023

VANCOUVER, British Columbia, August 4, 2023 (GLOBE NEWSWIRE) -- Liquid Media Group Ltd. (the “Company”) (Nasdaq: YVR) today announced that it intends to effect a reverse stock split of its common shares at a ratio of 1 post-split share for every 4 pre-split shares (the “Share Consolidation”). The reverse stock split will become effective at 4:05 p.m., New York time, on August 4, 2023 (the “Effective Time”).  The Company’s common shares will continue to be traded on the Nasdaq Capital Market under the symbol “YVR” and will begin trading on a post-split adjusted basis when the market opens on Monday, August 7, 2023. The CUSIP number for the Company’s common shares following the reverse stock split will be 53634Q402.

At the Annual General and Special Meeting of Shareholders held on May 24, 2022 (the “Meeting”), the Company’s shareholders approved the consolidation of all of the issued and outstanding common shares of the Company on the basis of one post-consolidation common share for up to four pre-consolidation common shares. Upon shareholder approval, the Company’s Board of Directors determined a ratio of 1-for-4 for the reverse stock split.

The Share Consolidation is primarily intended to increase the Company’s per share trading price. As a result of the Share Consolidation, at the Effective Time, every 4 shares of the Company’s issued and outstanding common shares will be converted automatically into one issued and outstanding share of common stock without any change in the par value per share. Stockholders holding shares through a brokerage account will have their shares automatically adjusted to reflect the Share Consolidation.

The Share Consolidation will affect all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s equity, except to the extent that the Share Consolidation would result in a shareholder owning a fractional share. Any fractional share of a shareholder resulting from the Share Consolidation will be rounded down to the nearest whole number of shares. The Share Consolidation will reduce the number of shares of the Company’s common shares outstanding from 19,313,340 shares to approximately 4,828,208 shares. Proportional adjustments will be made to the number of shares of the Company’s common stock issuable upon exercise or conversion of the Company’s equity awards and warrants, as well as the applicable exercise price.

Shareholders whose shares are held in brokerage accounts should direct any questions concerning the Share Consolidation to their broker. All shareholders of record may direct questions to the Company’s transfer agent, Odyssey Trust Company at corp.actions@odysseytrust.com.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company empowering independent IP creators. Liquid’s end-to-end solution enables professional video (film/TV and streaming)

creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events, and include such statements that Liquid will effect the proposed Share Consolidation and that per share price will increase as a result of such Share Consolidation. These statements should not be read as guarantees of future performance or results. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com and annual report on Form 20-F as well as other reports filed with the SEC at www.sec.gov. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

CONTACT:

Investors / Business

Justin Kulik

CORE IR

justin@coreIR.com